As filed with the Securities and Exchange Commission on April 30, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FIRST INDUSTRIAL REALTY TRUST, INC.
(Exact name of registrant as specified in its charter)
Maryland
(State or other jurisdiction of incorporation or organization)
36-3935116
(I.R.S. Employer Identification Number)

311 S. Wacker Drive, Suite 4000
Chicago, Illinois 60606
(312) 344-4300
(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Copies to:
Michael W. Brennan	Gerald S. Tanenbaum, Esq.
President and Chief Executive Officer	Roger Andrus, Esq.
First Industrial Realty Trust, Inc.	Cahill Gordon & Reindel llp
311 S. Wacker Drive, Suite 4000	80 Pine Street
Chicago, Illinois 60606	New York, New York 10005
(312) 344-4300	(212) 701-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
   If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☑
   If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐

CALCULATION OF REGISTRATION FEE

			Proposed Maximum
	Amount to Be	Proposed Maximum	Aggregate Offering	Amount of
Title of Each Class of Securities to Be Registered	Registered(1)	Offering Price Per Share(1)	Price(1)	Registration Fee(1)(2)
Common Stock (par value $.01 per share)	3,000,000	$43.96	$131,880,000	$4048.72

(1)	Estimated pursuant to Rule 457(c) under the Securities Act, solely for the purpose of calculating the registration fee, based upon the average of the high and low reported sale prices of the common stock on the New York Stock Exchange on April 20, 2007.

(2)	This registration statement registers 3,000,000 shares of common stock, par value $.01 per share, of First Industrial Realty Trust, Inc. (the “Company”) (a) issuable upon the redemption of limited partnership units, an d (b) shares issued or issuable under the 1997 Stock Incentive Plan, the 2001 Stock Incentive Plan or the Deferred Income Plan being offered for resale by affiliates. This registration statement also relates to such additional shares of common stock as may be issued in connection with a stock split, stock dividend or similar transaction, pursuant to Rule 416 of the Securities Act.

PROSPECTUS
FIRST INDUSTRIAL REALTY TRUST, INC.
3,000,000 Shares
Common Stock
     This prospectus relates to the offer and sale from time to time of up to 3,000,000 shares of common stock, par value $.01 per share (the “Common Stock”), of First Industrial Realty Trust, Inc. (the “Company”) (i) by persons who may receive such shares in exchange for units of partnership interest (“Units”) in First Industrial, L.P. (the “Operating Partnership”) which have been acquired in connection with acquisitions by the Operating Partnership of properties, if, and to the extent that, the holders of such Units elect to redeem the Units and the Company elects to issue Redemption Shares in exchange therefor (the “Redemption Shares”), (ii) issued or issuable pursuant to the 1997 Stock Incentive Plan, the 2001 Stock Incentive Plan or the Deferred Income Plan to one or more affiliates of the Company by such affiliates (the “Plan Shares” and together with the Redemption Shares, the “Registered Shares”). The holders of the Registered Shares are collectively referred to herein as the “Selling Stockholders.” See “Selling Stockholders.” The Company is the sole general partner of the Operating Partnership. The registration of the Common Stock to which this prospectus relates does not require the Selling Stockholders to sell any of the Registered Shares or require the Company to issue any of the Redemption Shares.
     The Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “FR.” In order to maintain our qualification as a real estate investment trust (“REIT”), ownership by any person of the Company’s capital stock is limited, with certain exceptions, to an aggregate of 9.9% in value of the outstanding capital stock of the Company.
     Investing in the Common Stock involves risks that are described in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2006, Current Report on Form 8-K dated April 30, 2007 and other reports that we may file from time to time with the Securities and Exchange Commission.
     The Selling Stockholders from time to time may offer and sell Registered Shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in a prospectus supplement. See “Plan of Distribution.” Each of the Selling Stockholders reserves the right to accept or reject, in whole or in part, any proposed purchase of Registered Shares to be made directly or through agents.
     The Selling Stockholders and any agents or broker-dealers that participate with the Selling Stockholders in the distribution of Registered Shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and any commissions received by them and any profit on the sale of Registered Shares may be deemed to be underwriting commissions or discounts under the Securities Act.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 30, 2007.

     The Company has not authorized any dealer, salesperson or other person to give you written information other than this prospectus or any prospectus supplement or to make representations as to matters not stated in this prospectus or any prospectus supplement. You must not rely on unauthorized information. This prospectus and any prospectus supplement are not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. The delivery of this prospectus or any prospectus supplement at any time does not create an implication that the information contained herein or therein is correct as of any time subsequent to their respective dates.

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that the Company has filed with the Securities and Exchange Commission (the “SEC” or the “Commission”), utilizing the “shelf” registration process, relating to the Common Stock described in this prospectus.
     You should read both this prospectus and any prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Documents Incorporated by Reference.”
     As used in this prospectus, “we,” “us” and “our” refer to the Company and its subsidiaries, including the Operating Partnership, unless the context otherwise requires.

-ii-

THE COMPANY
     The Company is a real estate investment trust, or REIT, subject to Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”). The Company and its consolidated partnerships, corporations and limited liability companies are a self-administered and fully integrated real estate company which owns, manages, acquires, sells and develops industrial real estate. As of December 31, 2006, we owned 931 industrial properties (inclusive of developments in progress) located in 28 states in the United States and one province in Canada, containing an aggregate of approximately 76.9 million square feet of gross leasable area.
     Our interests in our properties and land parcels are held through partnerships, corporations and limited liability companies controlled by the Company, including the Operating Partnership, of which the Company is the sole general partner. As of December 31, 2006, the Company held approximately 87.3% of the outstanding limited partnership units of the Operating Partnership. At that date, approximately 12.7% of the outstanding limited partnership units were held by outside investors, including certain members of the management of the Company. Each limited partnership unit, other than those held by the Company, may be exchanged for cash or, at the Company’s option, one share of First Industrial Common Stock, subject to adjustments. Upon each exchange, the number of limited partnership units held by the Company, and its ownership percentage of the Operating Partnership, increase. As of December 31, 2006, the Company also owned preferred general partnership interests in the Operating Partnership with an aggregate liquidation priority of $325,000,000.
     We utilize an operating approach that combines the effectiveness of decentralized, locally based property, management, acquisition, sales and development functions with the cost efficiencies of centralized acquisition, sales and development support, capital markets expertise, asset management and fiscal control systems.
     We have grown and will seek to continue to grow through the acquisition and development of industrial properties.
     The Company, a Maryland corporation organized on August 10, 1993, completed its initial public offering in June 1994. The Operating Partnership is a Delaware limited partnership organized in November 1993. Our principal executive offices are located at 311 S. Wacker Drive, Suite 4000, Chicago, Illinois 60606, telephone number (312) 344-4300. Our web site is www.firstindustrial.com. The information on or linked to our web site is not a part of, and is not incorporated by reference into, this prospectus.
USE OF PROCEEDS
     The Company will not receive any proceeds from the sale of any Registered Shares by the Selling Stockholders. The Company will bear certain expenses of the registration of the Registered Shares under federal and state securities laws. The Company will acquire additional Units in the Operating Partnership in exchange for any Redemption Shares that the Company may issue to holders of Units.

DESCRIPTION OF COMMON STOCK
     The following is a summary of the material terms of our Common Stock. You should read our articles of incorporation and bylaws, which are incorporated by reference to the registration statement of which this prospectus is a part.
General
     Under our articles of incorporation, the Company has authority to issue 100 million shares of its Common Stock, par value $.01 per share. Under Maryland law, stockholders generally are not responsible for the corporation’s debts or obligations. At March 20, 2007, we had outstanding 45,378,060 shares of Common Stock.
Terms
     Subject to the preferential rights of any other shares or series of stock, including preferred stock outstanding from time to time, and to the provisions of our articles of incorporation regarding excess stock, common stockholders will be entitled to receive dividends on shares of Common Stock if, as and when authorized and declared by our board of directors out of assets legally available for that purpose. Subject to the preferential rights of any other shares or series of stock, including preferred stock outstanding from time to time, and to the provisions of our articles of incorporation regarding excess stock, common stockholders will share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of, or adequate provision for, all known debts and liabilities of the Company. For a discussion of excess stock, please see “Restrictions on Transfer of Capital Stock.”
     Subject to the provisions of our articles of incorporation regarding excess stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of stock, common stockholders will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election, and the holders of the remaining shares of Common Stock will not be able to elect any directors.
     Common stockholders have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the Company.
     Subject to the provisions of our articles of incorporation regarding excess stock, all shares of Common Stock will have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.
     Under Maryland General Corporate Law (the “MGCL”), a corporation generally cannot, subject to certain exceptions, dissolve, amend its articles of incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless the corporation’s articles of incorporation set forth a lesser percentage, which percentage shall not be less than a majority of all of the votes to be cast on the matter. Our articles of incorporation do not provide for a lesser percentage in such situations.
Restrictions on Ownership
     For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, actually or by attribution, by five or fewer individuals, as defined in the Code to include certain entities, during the last half of a taxable year. To assist us in meeting this requirement, we may take certain actions to limit the beneficial ownership, directly or indirectly, by individuals of our outstanding equity securities. See “Restrictions on Transfer of Capital Stock.”

Transfer Agent
     The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A.
Shareholder Rights Plan
     On September 4, 1997, the board of directors of the Company adopted a shareholder rights plan. Under the shareholder rights plan, one right attached to each outstanding share of Common Stock at the close of business on October 19, 1997, and one right will attach to each share of Common Stock thereafter issued. Each right entitles the holder to purchase, under certain conditions, one one-hundredth of a share of our junior participating preferred stock for $125.00. The rights may also, under certain conditions, entitle the holders to receive Common Stock, or Common Stock of an entity acquiring the Company, or other consideration, each having a value equal to twice the exercise price of each right ($250.00). We have designated 1,000,000 shares as junior participating preferred stock and have reserved such shares for issuance under the shareholder rights plan. In the event of any merger, consolidation, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of junior participating preferred stock will be entitled to receive 100 times the aggregate amount of stock, securities, cash and/or other property into which or for which each share of Common Stock is changed or exchanged, subject to certain adjustments. The rights will expire on October 19, 2007, unless redeemed earlier by the holders at $.001 per right or exchanged by the holder at an exchange ratio of one share of Common Stock per right. The description and terms of the rights are set forth in a shareholder rights agreement between us and Computershare Trust Company, N.A. (formerly First Chicago Trust Company of New York).

CERTAIN PROVISIONS OF MARYLAND LAW AND THE
COMPANY’S ARTICLES OF INCORPORATION AND BYLAWS
     The following summary of certain provisions of Maryland law is not complete and is qualified by reference to Maryland law and our articles of incorporation and bylaws, which are incorporated by reference to the registration statement of which this prospectus is a part.
Business Combinations
     Under the MGCL, certain “business combinations” (as defined in the MGCL) between a Maryland corporation and an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder. Under the MGCL, an “interested stockholder” includes a person who is
•	the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the outstanding voting stock of the corporation; or

•	an affiliate or associate of the corporation and was the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the then outstanding stock of the corporation at any time within the two-year period immediately prior to the date in question.
     Business combinations for the purposes of the preceding paragraph are defined by the MGCL to include certain mergers, consolidations, share exchanges and asset transfers, some issuances and reclassifications of equity securities, the adoption of a plan of liquidation or dissolution or the receipt by an interested stockholder or its affiliate of any loan advance, guarantee, pledge or other financial assistance or tax advantage provided by the Company. After the five-year moratorium period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least
•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation voting together as a single group and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than voting stock held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or by any affiliate or associate of the interested stockholder voting together as a single voting group.
     The super-majority vote requirements will not apply if, among other things, the corporation’s stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the most recent time that the interested stockholder becomes an interested stockholder. Our articles of incorporation exempt from these provisions of the MGCL any business combination in which there is no interested stockholder other than Jay H. Shidler, the Chairman of our board of directors, or any entity controlled by Mr. Shidler unless Mr. Shidler is an interested stockholder without taking into account his ownership of shares of Common Stock and the right to acquire shares of Common Stock in an aggregate amount that does not exceed the number of shares of Common Stock that he owned and had the right to acquire, including through the exchange of limited partnership units of the Operating Partnership, at the time of the consummation of our initial public offering.
Control Share Acquisitions
     The MGCL provides that “control shares” (as defined in the MGCL) of a Maryland corporation acquired in a “control share acquisition” (as defined in the MGCL) have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are also employees of the corporation. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock previously acquired by that person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:
•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more of all voting power.
     Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of ownership of or power to direct the voting power of issued and outstanding control shares, subject to certain exceptions.
     A person who has made or proposes to make a control share acquisition may compel the board of directors, upon satisfaction of certain conditions, including an undertaking to pay certain expenses, to call a special meeting of stockholders to be held within 50 days after receiving a demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any meeting of stockholders.
     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the MGCL, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved. The corporation’s redemption of the control shares will be for fair value determined, without regard to the absence of voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of the control shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.
     The control share acquisition statute does not apply to
•	shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or

•	acquisitions approved or exempted by our articles of incorporation or bylaws.
     Our bylaws contain a provision exempting any and all acquisitions of its shares of capital stock from the control share provisions of the MGCL. There can be no assurance that this bylaw provision will not be amended or eliminated in the future.
Amendment of Articles of Incorporation
     Our articles of incorporation, including the provisions on classification of the board of directors discussed below, may be amended only by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.
Meetings of Stockholders
     Our bylaws provide for annual meetings of stockholders to be held on the third Wednesday in April or on any other day as may be established from time to time by our board of directors. Special meetings of stockholders may be called by
•	our Chairman of the board or our President,

•	a majority of the board of directors or

•	stockholders holding at least a majority of our outstanding capital stock entitled to vote at the meeting.
     Our bylaws provide that any stockholder of record wishing to nominate a director or have a stockholder proposal considered at an annual meeting must provide written notice and certain supporting documentation to the Company relating to the nomination or proposal not less than 75 days nor more than 180 days prior to the anniversary date of the prior year’s annual meeting or special meeting in lieu thereof (the “Anniversary Date”). In the event that the annual meeting is called for a date more than seven calendar days before the Anniversary Date, stockholders generally must provide written notice within 20 calendar days after the date on which notice of the meeting is mailed to stockholders or the date of the meeting is publicly disclosed.
     The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about the qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal. Our bylaws may have those effects without regard to whether consideration of the nominees or proposal might be harmful or beneficial to us and our stockholders.
Classification of the Board of Directors
     Our bylaws provide that the number of directors may be established by the board of directors but may not be fewer than the minimum number required by Maryland law nor more than twelve. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors will be filled by a majority of the entire board of directors. Under the terms of our articles of incorporation, the directors are divided into three classes holding office for terms expiring at the annual meetings of stockholders to be held in 2007, 2008 and 2009. As the term of each class expires, directors in that class will be elected for a term of three years and until their successors are duly elected and qualified. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors.
     The classified board provision could have the effect of making the removal of incumbent directors more time consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to us and our stockholders. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. Holders of shares of Common Stock will have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of Common Stock will be able to elect all of the successors of the class of directors whose term expires at that meeting.

RESTRICTIONS ON TRANSFER OF CAPITAL STOCK
     For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, actually or by attribution, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. Our capital stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter tax year. See “Certain U.S. Federal Income Tax Considerations.” To ensure that we remain a qualified REIT, our articles of incorporation, subject to certain exceptions, provide that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than an aggregate of 9.9% in value of our capital stock. Any transfer of capital stock or any security convertible into capital stock that would create a direct or indirect ownership of capital stock in excess of the ownership limit or that would result in our disqualification as a REIT, including any transfer that results in the capital stock being owned by fewer than 100 persons or results in us being “closely held” within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the capital stock.
     Capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of the ownership limit will automatically be exchanged for shares of “excess stock,” as defined in our articles of incorporation, that will be transferred, by operation of law, to us as trustee of a trust for the exclusive benefit of the transferees to whom such capital stock may be ultimately transferred without violating the ownership limit. While the excess stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote, and it will not be entitled to participate in the accumulation or payment of dividends or other distributions. A transferee of excess stock may, at any time such excess stock is held by us in trust, designate as beneficiary of the transferee stockholder’s interest in the trust representing the excess stock any individual whose ownership of the capital stock exchanged into such excess stock would be permitted under the ownership limit, and may transfer that interest to the beneficiary at a price not in excess of the price paid by the original transferee-stockholder for the capital stock that was exchanged into excess stock. Immediately upon the transfer to the permitted beneficiary, the excess stock will automatically be exchanged for capital stock of the class from which it was converted.
     In addition, we will have the right, for a period of 90 days during the time any excess stock is held by us in trust, and, with respect to excess stock resulting from the attempted transfer of our preferred stock, at any time when any outstanding shares of preferred stock of the series are being redeemed, to purchase all or any portion of the excess stock from the original transferee-stockholder at the lesser of the price paid for the capital stock by the original transferee-stockholder and the market price, as determined in the manner set forth in our articles of incorporation, of the capital stock on the date we exercise our option to purchase or, in the case of a purchase of excess stock attributed to preferred stock which has been called for redemption, at its stated value, plus all accumulated and unpaid dividends to the date of redemption. The 90-day period begins on the date of the violative transfer if the original transferee-stockholder gives notice to us of the transfer or, if no such notice is given, the date the board of directors determines that a violative transfer has been made.

SELLING STOCKHOLDERS
     The Selling Stockholders are persons who (i) may receive, or have received, shares of Common Stock in exchange for limited partnership units of the Operating Partnership issued as consideration for the contribution of certain real estate to the Operating Partnership, (ii) are affiliates of the Company and may receive or already have received Plan Shares. The limited partnership units were issued in private transactions exempt from registration under the Securities Act of 1933. The limited partnership units must be held for one year before they can be acquired by us in exchange for our Common Stock.
     Selling Stockholders listed below are all persons who have received or may receive shares of Common Stock in exchange for limited partnership units of the Operating Partnership.
     The table below provides, as of April 4, 2007, the names of each Selling Stockholder and the number of shares of Common Stock offered by each Selling Stockholder. As we are not obligated to issue Common Stock upon exchange for the limited partnership units and the Selling Stockholders may sell all, some or none of their shares of Common Stock, no estimate can be made of the aggregate number of shares of Common Stock that are to be offered hereby, or the aggregate number of shares of Common Stock that will be owned by each Selling Stockholder upon completion of the offering to which this prospectus relates. The number of shares in the column “Number of shares offered hereby” includes the number of shares of Common Stock the Selling Stockholder may receive in exchange for limited partnership units, except as noted. Amounts shown in the column “Number of shares and units owned before the offering” represent the number of securities shown in the column “Number of shares offered hereby” plus shares of Common Stock and limited partnership units owned by the Selling Stockholders that are not covered by the registration statement of which this prospectus forms a part.
     Based upon information provided by the Selling Stockholders, none of the Selling Stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.
     The shares of Common Stock offered by this prospectus may be offered from time to time by the Selling Stockholders named below:

	Number of			Number of	Percentage of
	shares and units	Number of		shares owned	Outstanding
	owned before	shares offered		after the	Common Stock
Name**	the offering	hereby		offering ***	(16)
Barbara Bell	58,019	58,019	(1)	0	*
Stephen McNair Bell	58,020	58,020	(1)	0	*
Edward Burger	9,761	9,261	(2)	500	*
Perry C. Caplan	1,388	1,388	(3)	0	*
Kelly Collins	11,116	3,137	(4)	7,979	*
Michael Collins	17,369	9,390	(4)	7,979	*
Sheryl Crowley	9,823	9,823	(5)	0	*
Robert L. Denton	16,286	6,286	(2)	10,000	*
Henry E. Dietz Trust U-A 1-16-81	36,476	36,476	(2)	0	*
Mark X. DiSanto	14,844	14,844	(6)	0	*
John M. DiSanto	14,844	14,844	(6)	0	*
Nancy L. Doane	2,429	2,429	(2)	0	*
W. Allen Doane	1,987	1,987	(2)	0	*
Charles F. Downs & Mary Jane Downs, Trustees of Charles F. Downs Living Trust U-A-D 12-06-04 10/9/97	754	754	(7)	0	*
Mary Jane Downs & Charles F. Downs, Trustees of Mary Jane Downs Living
Trust U-A-D 12-06-04	754	754	(7)	0	*
Martin Eglow	330	330	(8)	0	*

	Number of			Number of	Percentage of
	shares and units	Number of		shares owned	Outstanding
	owned before	shares offered		after the	Common Stock
Name**	the offering	hereby		offering ***	(16)
Jefferey L. Greenburg	330	330	(8)	0	*
Thelma C. Gretzinger Trust	450	450	(2)	0	*
Stanley Gruber	30,032	30,032	(9)	0	*
Clay Hamlin & Lynn Hamlin, JT	61,634	15,159	(2)	0	*
Seymour Israel	15,016	15,016	(9)	0	*
Frederick K. Ito, Trustee U-A-D 9-9-98 F/B/O The Frederick K. Ito Trust	21,167	1,940	(2)	0	*
Frederick K. Ito & June Y. I. Ito, Trustees U-A-D 9-9-98 F/B/O The & June Y. I. Ito Trust	20,867	1,940	(2)	0	*
Peter Kepic	9,261	9,261	(2)	0	*
Leslie A. Rubin, Ltd.	4,048	471	(10)	0	*
J. Stanley Mattison	79	12	(11)	0	*
Michael C. McDonough	21,650	21,650	(12)	0	*
Linda Miller	3,496	2,000	(2)		*
Andre G. Richard	1,508	1,508	(3)	0	*
Rebecca S. Roberts	8,308	8,308	(3)	0	*
Garrett E. Sheehan	513	513	(9)	0	*
Christopher G. Simonoff, Trustee of the Christopher G. Simonoff Living Trust created U/T/D 11/1/2000	91,579	91,579	(13)	0	*
William Simonoff, Trustee of the Simonoff Family Trust – QTIP Trust	45,790	45,790	(13)	0	*
William Simonoff, Trustee of the Simonoff Family Trust – Survivor’s Trust	45,789	45,789	(13)	0	*
L. Gary Waller & Nancy R. Waller, JT	37,587	37,587	(14)	0	*

(1)	Represents shares of Common Stock that may be received in exchange for limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial, L.P. on December 20, 2005

(2)	Represents shares of Common Stock that may be received in exchange for limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial, L.P. on June 30, 1994.

(3)	Represents shares of Common Stock that may be received in exchange for limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial, L.P. on March 17, 1997.

(4)	Represents shares of Common Stock that may be received in exchange for limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial, L.P. on October 30, 1997 and on June 23, 1998.

(5)	Represents shares of Common Stock that may be received in exchange for limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial, L.P. on March 31, 2006.

(6)	Represents shares of Common Stock that may be received in exchange for limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial, L.P. on October 31, 2005.

(7)	Represents shares of Common Stock that may be received in exchange for limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial, L.P. on May 12, 2005.

(8)	Represents shares of Common Stock that may be received in exchange for limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial, L.P. on October 21, 1998.

(9)	Represents shares of Common Stock that may be received in exchange for limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial, L.P. on April 1, 1998.

(10)	Represents shares of Common Stock that may be received in exchange for limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial, L.P. on December 11, 1997 and on July 16, 1998.

(11)	Represents shares of Common Stock that may be received in exchange for limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial, L.P. on January 30, 1998.

(12)	Represents shares of Common Stock that may be received in exchange for limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial, L.P. on January 20, 2006.

(13)	Represents shares of Common Stock that may be received in exchange for limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial, L.P. on July 22, 2005.

(14)	Represents shares of Common Stock that may be received in exchange for limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial, L.P. on March 4, 2005.

(15)	Based on a total of 45,378,060 shares of common stock outstanding as of March 20, 2007.

*	Less than 1%

**	Additional Selling Stockholders (including Selling Stockholders who may receive Plan Shares and/or have already received Plan Shares) not named in this prospectus will not be able to use this prospectus for resales until they are named in the Selling Stockholder table by prospectus supplement, post-effective amendment or other filing. Transferees, successors and donees of identified Selling Stockholders will not be able to use this prospectus for resales until they are named in the Selling Stockholders table by prospectus supplement, post-effective amendment or other filing.

***	Assumes the Selling Stockholder sells all of its shares of Common Stock offered pursuant to this prospectus.

PLAN OF DISTRIBUTION
     This prospectus relates to the offer and sale from time to time of Registered Shares by the holders thereof. The Company is registering the Registered Shares for sale to provide the holders thereof with freely tradable securities, but the registration of such shares does not necessarily mean that any of such shares will be issued by the Company or offered or sold by the Selling Stockholders.
     The Selling Stockholders may, from time to time, offer the Registered Shares in one or more transactions (which may involve block transactions) on the NYSE or otherwise, in secondary distributions pursuant to and in accordance with the rules of the NYSE, in the over-the-counter market, in negotiated transactions, through the writing of options on the Registered Shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In addition, any Registered Shares that qualify for sale under Rule 144 under the Securities Act may be sold under that rule rather than pursuant to this prospectus.
     The Selling Stockholders may effect such transactions by selling Registered Shares to or through broker-dealers or through other agents, and such broker-dealers or agents may receive compensation in the form of commissions from the Selling Stockholders, and/or the purchasers of Registered Shares for whom they may act as agent. The Selling Stockholders and any agents or broker-dealers that participate in the distribution of Registered Shares may be deemed to be “underwriters” within the meaning of the Securities Act and any commissions received by them and any profit on the sale of Registered Shares may be deemed to be underwriting commissions or discounts under the Securities Act.
     In the event of a “distribution” of the Registered Shares, Selling Stockholders, any selling broker-dealer or agent and any “affiliated purchasers” may be subject to Regulation M under the Exchange Act, which would prohibit, with certain exceptions, each such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Regulation M under the Exchange Act prohibits certain “stabilizing bids” or “stabilizing purchases” for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.
     At a time a particular offer of Registered Shares is made, a prospectus supplement, if required, will be distributed that will set forth the name or names of any dealers or agents and any commissions and other terms constituting compensation from the Selling Stockholders and any other required information. The Registered Shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.
     In order to comply with the securities laws of certain states, if applicable, the Registered Shares, may be sold only through registered or licensed brokers or dealers or, if required, an exemption from issuer-dealer registration is perfected.
     Pursuant to the registration rights agreement for the benefit of certain Selling Stockholders, the Company has agreed to pay all expenses of effecting the registration of the Registered Shares offered hereby (in each case, other than underwriting discounts and commissions, fees and disbursements of counsel, accountants or others representing the holder, and transfer taxes, if any) and has agreed to indemnify each holder of such Registered Shares and its officers and directors and any person who controls any holder against certain losses, claims, damages and expenses arising under the securities laws.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
     The following is a general discussion of certain material U.S. federal income tax consequences of the ownership and disposition of our common stock and of our qualification and taxation as a REIT. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations and administrative and judicial interpretations thereof, all as in effect as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to investors subject to special treatment under the U.S. federal income tax laws, such as dealers in securities, insurance companies, tax-exempt entities (except as described herein), expatriates, persons subject to the alternative minimum tax, financial institutions and partnerships or other pass-through entities. This section applies only to purchasers of common stock who hold such stock as capital assets within the meaning of Section 1221 of the Code.
     Prospective stockholders should consult their tax advisors with respect to the U.S. federal income tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under other federal tax laws (such as estate and gift tax laws) and the laws of any state, local or non-U.S. jurisdiction.
     As used herein, the term “U.S. stockholder” means a holder of common stock that for U.S. federal income tax purposes is:
•	an individual citizen or resident of the United States,

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof,

•	an estate whose income is subject to U.S. federal income taxation regardless of its source, or

•	a trust if a U.S. court is able to exercise primary supervision over the administration of that trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or it has a valid election in place to be treated as a U.S. person.
     As used herein, the term “non-U.S. stockholder” means a holder of our common stock that for U.S. federal income tax purposes is either a nonresident individual alien or a corporation, estate or trust that is not a U.S. stockholder.
     The U.S. federal income tax treatment of a partner in a partnership holding common stock will depend on the activities of the partnership and the status of the partner. A partner in such partnership should consult its own tax advisor regarding the federal income treatment to the partner of such partnership holding our common stock.
Taxable U.S. Stockholders
     Distributions. Except as discussed below, so long as we qualify for taxation as a REIT, distributions with respect to our common stock made out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be includible by a U.S. stockholder as ordinary income. None of these distributions will be eligible for the dividends received deduction for a corporate stockholder. Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that they do not exceed the adjusted tax basis of the holder’s common stock (as determined on a share by share basis), but rather will be treated as a return of capital and reduce the adjusted tax basis of such common stock. To the extent that such distributions exceed the adjusted tax basis of a U.S. stockholder’s common stock, they will be included in income as long-term capital gain if the stockholder has held its shares for more than one year and otherwise as short-term capital gain. Any dividend declared by us in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year.
     Dividends paid to a U.S. stockholder generally will not qualify for the 15% tax rate applicable to “qualified dividend income.” Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to most noncorporate U.S. stockholders. Because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income that we distribute to our stockholders, our dividends generally will not be eligible for the 15% tax rate (for years through 2010) on qualified dividend income. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 35%. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends, if any, that are (i) attributable to dividends received by us from non-REIT corporations, such as our taxable REIT subsidiaries, or (ii) attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a U.S. stockholder must hold our stock (with risk of loss) for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our stock becomes ex-dividend and must satisfy certain other conditions.
     Distributions that are designated as capital gain dividends will generally be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the holder has held our common stock. However, corporate holders may be required to treat up to 20% of certain capital gain dividends as ordinary income.
     We may elect to retain and pay income tax on our net capital gain received during the taxable year. If we so elect for a taxable year, our U.S. stockholders would include in income as long-term capital gains their proportionate share of such portion of our undistributed net capital gains for the taxable year as we may designate. A U.S. stockholder would be deemed to have paid its share of the tax paid by us on such undistributed net capital gain, which would be credited or refunded to the stockholder. The U.S. stockholder’s basis in our common stock would be increased by the amount of undistributed net capital gain included in such U.S. stockholder’s income, less the capital gains tax paid by us.
     Except as noted below, the maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 15% for sales and exchanges of assets held for more than one year occurring in tax years beginning on or before December 31, 2010. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property” (i.e., to the extent of depreciation recapture). With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate U.S. stockholders at a 15% or 25% tax rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.
     Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, such losses would be carried over by us for potential offset against our future income (subject to certain limitations). Taxable distributions from us and gain from the disposition of common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses” (such as losses from certain types of limited partnerships in which the stockholder is a limited partner) against such income. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of common stock (or distributions treated as such) will be treated as investment income only if the stockholder so elects, in which case such capital gains will be taxed at ordinary income rates. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute each of (i) distributions taxable at ordinary income tax rates, (ii) capital gains dividends, (iii) qualified dividend income, if any, and (iv) returns of capital.
     Sale or Exchange of Common Stock. Upon the sale, exchange or other taxable disposition of common stock to or with a person other than us, a stockholder generally will recognize gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of our cur-

rent and accumulated earnings and profits attributable thereto) and (ii) the stockholder’s adjusted tax basis in such stock. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if such stock has been held for more than one year. In general, any loss upon a sale or exchange of common stock by a holder who has held such stock for six months or less (after applying certain holding period rules) will be treated by such holder as long-term capital loss to the extent of distributions from us required to be treated by such stockholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of common stock may be disallowed if substantially identical stock is purchased within 30 days before or after the disposition.
     Information Reporting and Backup Withholding. Information reporting (to the IRS) will apply to dividends paid on our common stock (and the amount of tax withheld, if any) and to the proceeds received from the sale or other disposition of our common stock. Under the back-up withholding rules, a stockholder may be subject to backup withholding tax at a current rate of 28% (subject to increase to 31% after 2010) with respect to dividends paid and with respect to any proceeds for the sale or other disposition of common stock unless such stockholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against such stockholder’s U.S. federal income tax liability, and may entitle such stockholder to a refund, provided the stockholder timely furnishes the required information to the Internal Revenue Service.
Tax-Exempt U.S. Stockholders
     Distributions by us to a tax-exempt U.S. stockholder generally should not constitute unrelated business taxable income (“UBTI”) provided that (i) the U.S. stockholder has not financed the acquisition of its common stock with “acquisition indebtedness” within the meaning of the Code and (ii) our common stock is not otherwise used in an unrelated trade or business of such tax-exempt U.S. stockholder.
     Notwithstanding the preceding paragraph, under certain circumstances, qualified trusts that hold more than 10% (by value) of our shares of stock may be required to treat a certain percentage of dividends as UBTI. This requirement will only apply if we are treated as a “pension-held REIT.” The restrictions on ownership of shares of stock in our Articles of Incorporation should prevent us from being treated as a pension-held REIT, although there can be no assurance that this will be the case.
Non-U.S. Stockholders
     The following discussion addresses the rules governing the U.S. federal income taxation of the ownership and disposition of common stock by non-U.S. stockholders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address U.S. estate and gift tax consequences or state, local or foreign tax consequences that may be relevant to a non-U.S. stockholder in light of its particular circumstances.
     Distributions. Distributions to a non-U.S. Stockholder that are neither attributable to gain from sales or exchanges by us of “U.S. real property interests” nor designated as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. stockholder of a U.S. trade or business. Under some treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are effectively connected with a trade or business generally will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. stockholders are taxed with respect to these dividends, and are generally not subject to withholding. Any dividends received by a corporate non-U.S. stockholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

     Distributions in excess of current and accumulated earnings and profits that exceed the non-U.S. Stockholder’s adjusted tax basis in its common stock (as determined on a share by share basis) will be taxable to a non-U.S. stockholder as gain from the sale of common stock, which is discussed below. Distributions in excess of current or accumulated earnings and profits that do not exceed the adjusted tax basis of the non-U.S. stockholder in its common stock will reduce the non-U.S. stockholder’s adjusted tax basis in its common stock and will not be subject to U.S. federal income tax, but will be subject to U.S. withholding tax as described below.
     We expect to withhold U.S. income tax at the rate of 30% on any ordinary dividend distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. stockholder unless: (i) a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate; or (ii) the non-U.S. stockholder files an IRS Form W-8ECI claiming that the distribution is income effectively connected with the non-U.S. stockholder’s trade or business.
     We may be required to withhold at least 10% of any distribution in excess of our current and accumulated earnings and profits, even if a lower treaty rate applies and the non-U.S. stockholder is not liable for tax on the receipt of that distribution. Moreover, because of the uncertainty in estimating earnings and profits, we may chose to withhold 30% on all distributions. However, a non-U.S. stockholder may seek a refund of these amounts from the IRS if the non-U.S. stockholder’s U.S. tax liability with respect to the distribution is less than the amount withheld.
     Distributions to a non-U.S. stockholder that are designated at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless: (i) the investment in our stock is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder generally will be subject to the same treatment as U.S. stockholders with respect to any gain, except that a stockholder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above, or (ii) the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.
     Except as hereinafter discussed, under FIRPTA, distributions to a non-U.S. stockholder that are attributable to gain from sales or exchanges by us of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. stockholder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non-U.S. stockholders generally will be taxed on this gain at the same rates applicable to U.S. stockholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation. However, even if a distribution is attributable to a sale or exchange of U.S. real property interests, the distribution will not be treated as gain recognized from the sale or exchange of U.S. real property interests, but as an ordinary dividend subject to the general withholding regime discussed above, if
     (i) the distribution is made with respect to a class of stock that is considered regularly traded under applicable Treasury Regulations on an established securities market located in the United States, such as the New York Stock Exchange; and
     (ii) the stockholder owns 5% or less of that class of stock at all times during the one-year period ending on the date of the distribution.
     We will be required to withhold and remit to the IRS 35% of any distributions to non-U.S. stockholders that are, or, if greater, could have been, designated as capital gain dividends and are attributable to gain recognized from the sale or exchange of U.S. real property interests. Distributions can be designated as capital gains to the extent of our net capital gain for the taxable year of the distribution. The amount withheld, which for individual non-U.S. stockholders may substantially exceed the actual tax liability, is creditable against the non-U.S. stockholder’s U.S. federal income tax liability and is refundable to the extent such amount exceeds the non-U.S. stockholder’s actual U.S. federal income tax liability, and the non-U.S. stockholder timely files an appropriate claim for refund.

     Retention of Net Capital Gains. Although the law is not clear on the matter, it appears that amounts designated as undistributed capital gains in respect of the common stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by the Company of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom an amount equal to their proportionate share of the tax paid by us on the undistributed capital gains, and to receive from the IRS a refund to the extent their proportionate share of this tax paid were to exceed their actual U.S. federal income tax liability, and the non-U.S. stockholder timely files an appropriate claim for refund.
     Sale of Common Stock. Gain recognized by a non-U.S. stockholder upon the sale, exchange or other taxable disposition of our common stock generally will not be subject to or implicate U.S. taxation unless:
     (i) the investment in our common stock is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder generally will be subject to the same treatment as domestic stockholders with respect to any gain and a non-U.S. stockholder that is a corporation may be subject to a 30% branch profits tax;
     (ii) the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year;
     (iii) our common stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below; or
     (iv) our common stock is disposed of in a “wash sale” by a person owning more than 5% of the common stock.
     Whether Common Stock Is a U.S. Real Property Interest. Our common stock will not constitute a U.S. real property interest if we are a domestically controlled REIT. We will be a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by non-U.S. stockholders. We believe that, currently, we are a domestically controlled REIT and, therefore, that the sale of our common stock would not be subject to taxation under FIRPTA. Because the FIRT common stock is publicly traded, however, FIRT cannot guarantee that it is or will continue to be a domestically controlled REIT. Even if FIRT does not qualify as a domestically controlled REIT at the time a non-U.S. stockholder sells our common stock, gain arising from the sale still would not be subject to FIRPTA tax if:
     (i) our common is considered regularly traded under applicable Treasury regulations on an established securities market, such as the New York Stock Exchange; and
     (ii) the selling non-U.S. stockholder owned, actually or constructively, 5% or less in value of our common stock throughout the five-year period ending on the date of the sale or exchange.
     If gain on the sale or exchange of our common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. stockholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.
     Wash Sales. In general, a wash sale of common stock occurs if a stockholder owning more than 5% of the shares of a domestically controlled REIT (at any time during the one-year period preceding the taxable distribution discussed in this paragraph) avoids a taxable distribution of gain recognized from the sale or exchange of U.S. real property interests by selling common stock before the ex-dividend date of the distribution and then, within a designated period, acquires or enters into an option or contract to acquire common stock. If a wash sale occurs, then the seller/repurchaser will be treated as having gain recognized from the sale or exchange of U.S. real property interests in the same amount as if the avoided distribution had actually been received.

     Information Reporting and Backup Withholding. Information reporting (to the Internal Revenue Service) will apply to dividends paid on our common stock (and the amount of tax withheld, if any) and to the proceeds of a sale or other disposition of our common stock. Backup withholding tax, at a current rate of 28% (subject to increase to 31% after 2010) generally will not apply to payments of dividends made by us or our paying agents to a non-U.S. stockholder or to the proceeds of a sale or other disposition of our common stock if the holder has provided the required certification that it is not a U.S. person (generally a properly-executed IRS Form W-8BEN).
Taxation of the Company as a REIT
     This section is a summary of the material U.S. federal income tax matters of general application pertaining to REITs under the Code. This discussion is based upon current law, which is subject to change, possibly on a retroactive basis. The provisions of the Code pertaining to REITs are highly technical and complex and sometimes involve mixed questions of fact and law. This section does not discuss U.S. federal estate or gift taxation or state, local or foreign taxation.
     In the opinion of Cahill Gordon & Reindel LLP:
•	commencing with our taxable year ended December 31, 1994, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and

•	our current and proposed method of operation (as represented by us to Cahill Gordon & Reindel LLP in a written certificate) will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code.
     Cahill Gordon & Reindel LLP’s opinion is based on various assumptions and is conditioned upon certain representations made by us as to factual matters with respect to us and certain partnerships, limited liability companies and corporations through which we hold substantially all of our assets, including an assumption that, if we ultimately were found not to have satisfied the gross income requirements of the REIT provisions as a result of certain development agreements entered into by us between 2000 and 2003, or as a result of certain joint venture fee income derived in 2006, such failure was due to reasonable cause and not due to willful neglect. Moreover, our qualification and taxation as a REIT depends upon our ability to meet, as a matter of fact, through actual annual operating results, distribution levels, diversity of stock ownership and various other qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Cahill Gordon & Reindel LLP. No assurance can be given that the actual results of our operations for any particular taxable year will satisfy those requirements.
     To qualify as a REIT under the Code for a taxable year, we must meet certain organizational and operational requirements, which generally require us to be a passive investor in real estate and to avoid excessive concentration of ownership of our capital stock. Generally, at least 75% of the value of our total assets at the end of each calendar quarter must consist of real estate assets, cash or governmental securities. We generally may not own securities possessing more than 10% of the total voting power, or representing more than 10% of the total value, of the outstanding securities of any issuer, and the value of any one issuer’s securities may not exceed 5% of the value of our assets. Shares of qualified REITs, qualified temporary investments and shares of certain wholly owned subsidiary corporations known as “qualified REIT subsidiaries” and “taxable REIT subsidiaries” are exempt from these prohibitions. We hold assets through certain qualified REIT subsidiaries and taxable REIT subsidiaries. In the opinion of Cahill Gordon & Reindel LLP, based on certain factual representations, these holdings do not violate the prohibitions in the REIT provisions on ownership of securities.
     The 10% and 5% limitations described above will not apply to the ownership of securities of a taxable REIT subsidiary. A REIT may own up to 100% of the securities of a taxable REIT subsidiary subject only to the limitations that the aggregate value of the securities of all taxable REIT subsidiaries owned by the REIT does not exceed 20% of the value of the assets of the REIT, and the aggregate value of all securities owned by the REIT (including the securities of all taxable REIT subsidiaries, but excluding governmental securities) does not exceed 25% of the value of the assets of the REIT. A taxable REIT subsidiary generally is any corporation (other than another REIT and corporations involved in certain lodging, healthcare, franchising and licensing activities) owned by a

REIT with respect to which the REIT and such corporation jointly elect that such corporation shall be treated as a taxable REIT subsidiary.
     For each taxable year, at least 75% of a REIT’s gross income must be derived from specified real estate sources and 95% must be derived from such real estate sources plus certain other permitted sources. Real estate income for purposes of these requirements includes
•	gain from the sale of real property not held primarily for sale to customers in the ordinary course of business,

•	dividends on REIT shares,

•	interest on loans secured by mortgages on real property,

•	certain rents from real property and

•	certain income from foreclosure property.
For rents to qualify, they may not be based on the income or profits of any person, except that they may be based on a percentage or percentages of gross receipts. Also, subject to certain limited exceptions, the REIT may not manage the property or furnish services to tenants except through an independent contractor which is paid an arm’s-length fee and from which the REIT derives no income. However, a REIT may render a de minimis amount of otherwise impermissible services to tenants, or in connection with the management of property, without causing any income from the property (other than the portion of the income attributable to the impermissible services) to fail to qualify as rents from real property. In addition, a taxable REIT subsidiary may provide certain services to tenants of the REIT, which services could not otherwise be provided by the REIT or the REIT’s other subsidiaries.
     Substantially all of our assets are held through certain partnerships. In general, in the case of a REIT that is a partner in a partnership, applicable regulations treat the REIT as holding directly its proportionate share of the assets of the partnership and as being entitled to the income of the partnership attributable to such share based on the REIT’s proportionate share of such partnership capital.
     We must satisfy certain ownership restrictions that limit the concentration of ownership of our capital stock and the ownership by us of our tenants. Our outstanding capital stock must be held by at least 100 stockholders during at least 335 days of a taxable year or during a proportionate part of a taxable year of less than 12 months. No more than 50% in value of our outstanding capital stock, including in some circumstances capital stock into which outstanding securities might be converted, may be owned actually or constructively by five or fewer individuals or certain entities at any time during the last half of any taxable year. Accordingly, our articles of incorporation contain certain restrictions regarding the transfer of our common stock, preferred stock and any other outstanding securities convertible into stock when necessary to maintain our qualification as a REIT under the Code. However, because the Code imposes broad attribution rules in determining constructive ownership, no assurance can be given that the restrictions contained in our articles of incorporation will be effective in maintaining our REIT qualification. See “Restrictions on Transfer of Capital Stock” above.
     So long as we qualify for taxation as a REIT, distribute at least 90% of our REIT taxable income, computed without regard to net capital gain or the dividends paid deduction, for each taxable year to our stockholders annually and satisfy certain other distribution requirements, we will not be subject to U.S. federal income tax on that portion of such income distributed to stockholders. We will be taxed at regular corporate rates on all income not distributed to stockholders. Our policy is to distribute at least 90% of our taxable income annually. We may elect to pass through to our stockholders on a pro rata basis any taxes paid by us on our undistributed net capital gain income for the relevant tax year. REITs also may incur taxes for certain other activities or to the extent distributions do not satisfy certain other requirements.
     Our failure to qualify during any taxable year as a REIT could have a material adverse effect upon our stockholders. If disqualified for taxation as a REIT for a taxable year, we also would be unable to elect to be taxed as a REIT for the next four taxable years, unless certain relief provisions were available. We would be subject to U.S. federal income tax at corporate rates on all of our taxable income and would not be able to deduct any dividends paid, which could have a material adverse effect on our business and could result in a discontinuation of or substantial reduction in dividends to stockholders. Should the failure to qualify as a REIT be determined to have occurred retroactively in one of our earlier tax years, the imposition of a substantial U.S. federal income tax liability on us attributable to any nonqualifying tax years could have a material adverse effect on our business and could result in a discontinuation of or substantial reduction in dividends to stockholders.
     In the event that we fail to meet certain gross income tests applicable to REITs, we may retain our qualification as a REIT if we pay a penalty tax equal to the amount by which 95% (or 90% for taxable years prior to 2005) or 75% of our gross income exceeds our gross income qualifying under the 95% or 75% gross income test, respectively (whichever amount is greater), multiplied by a fraction intended to reflect our profitability, so long as such failure was considered to be due to reasonable cause and not willful neglect and certain other conditions are satisfied. For taxable years after 2004, if we fail to meet the 5% or 10% asset tests applicable to REITs at the end of any quarter and do not cure such failure within 30 days thereafter, we may nonetheless retain our qualification as a REIT provided that the failure was due to assets the value of which did not exceed a specific statutory de minimis amount and certain other conditions are satisfied. For violations of any of the REIT asset tests not described in the preceding sentence, we may nonetheless retain our qualification as a REIT if we pay a tax equal to the greater of $50,000 or 35% of the net income generated by the non-qualifying assets, so long as any such failure was considered to be due to reasonable cause and not willful neglect and certain other conditions are satisfied. In addition, if we fail to satisfy certain requirements of the REIT provisions (other than the failures described above in the preceding sentences), we may nonetheless retain our qualification as a REIT if we pay a penalty of $50,000 for each such failure, so long as each such failure was considered to be due to reasonable cause and not willful neglect. Any such taxes or penalty amounts could have a material adverse effect on our business and could result in a discontinuation of or substantial reduction in dividends to stockholders.

FORWARD-LOOKING STATEMENTS
     This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for the purposes of complying with those safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations and future prospects of the Company include, but are not limited to:
•	changes in economic conditions generally and the real estate market specifically,

•	legislative/regulatory changes (including changes to laws governing the taxation of real estate investment trusts),

•	availability of financing,

•	interest rate levels,

•	competition,

•	supply and demand for industrial properties in our current and proposed market areas,

•	potential environmental liabilities,

•	slippage in development or lease-up schedules,

•	tenant credit risks,

•	higher than expected costs, and

•	changes in general accounting principles, policies and guidelines applicable to real estate investment trusts.
     These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning us and our business, including additional factors that could materially affect our financial results, is included elsewhere in this prospectus and in the documents we incorporate by reference, including the Annual Report on Form 10-K of the Company for the year ended December 31, 2006.

WHERE YOU CAN FIND MORE INFORMATION
     The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended, (the “Exchange Act”), and in accordance therewith, files reports and other information with the SEC. You may read and copy any of the Company’s reports and other materials filed with the SEC at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains a website that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The Company’s common stock is listed on the NYSE and its filings with the SEC can also be inspected and copied at the offices of the NYSE at 20 Broad Street, New York, New York 10005.
     Whenever a reference is in made in this prospectus to any of our agreements or other documents, please be aware that the reference herein is only a summary and that you should refer to the exhibits that are part of the registration statement filed with the SEC on Form S-3 for a copy of such agreement or other document.
DOCUMENTS INCORPORATED BY REFERENCE
     We incorporate by reference information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this prospectus.
     The Company (file no. 1-13102) filed the following documents with the SEC and incorporates them by reference into this prospectus:
•	Annual Report on Form 10-K for the year ended December 31, 2006, filed March 1, 2007.

•	Current Report on Form 8-K filed January 29, 2007.

•	Current Report on Form 8-K filed April 30, 2007.
     All documents filed by the Company under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and made a part hereof from the date of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein (in the case of a previously filed document incorporated or deemed to be incorporated by reference herein) or in any other document subsequently filed with the SEC which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     We will provide, without charge, to each person to whom this prospectus is delivered a copy of these filings upon written or oral request to First Industrial Realty Trust, Inc., 311 S. Wacker Drive, Suite 4000, Chicago, Illinois 60606, Attention: Investor Relations, telephone number (312) 344-4300.
EXPERTS
     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of First Industrial Realty Trust, Inc. for the year ended December 31, 2006 and the financial statements incorporated in this prospectus by reference to the First Industrial Realty Trust, Inc. Current Report on Form 8-K dated April 30, 2007, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
LEGAL MATTERS
     Certain legal matters will be passed upon for us by Cahill Gordon & Reindel llp, New York, New York. Cahill Gordon & Reindel llp will rely as to all matters of Maryland law on the opinion of McGuireWoods LLP, Baltimore, Maryland. If counsel for any underwriter, dealer or agent passes on legal matters in connection with an offering made by this prospectus, we will name that counsel in the prospectus supplement relating to the offering.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby, which will be borne by the registrant. All amounts shown are estimates, except the SEC registration fee and the NYSE listing fee:

SEC registration fee	$4048.72
NYSE Fee	14,400.00
Legal fees and expenses	60,000.00
Accounting fees and expenses	13,000.00
Printing and engraving	0.00
Miscellaneous	9999.28

Total	$101,448.00

Item 15. Indemnification of Directors and Officers.
     The articles of incorporation of First Industrial Realty Trust, Inc. (the “Company”) contain certain provisions limiting the liability of the directors and officers to the fullest extent permitted by Section 5-418 of the Courts and Judicial Proceedings Article of the Annotated Code of Maryland (“Courts and Judicial Proceedings Article”). The Company’s articles of incorporation and bylaws also provide certain limitations, permitted under Maryland General Corporation Law (the “MGCL”), on each director’s personal liability for monetary damages for breach of any duty as a director. Section 5-418 of the Courts and Judicial Proceedings Article permits a Maryland corporation to limit the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that: (a) it is proved that the director or officer actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property, or services actually received or (b) a judgment or other final adjudication is entered in a proceeding based on a finding that the act, or failure to act, of the director or officer was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.
     In addition, the Company’s articles of incorporation and bylaws obligate the Company to indemnify its directors and officers, and permit the Company to indemnify its employees and other agents, against certain liabilities and expenses incurred in connection with their service in such capacities, as well as advancement of costs, expenses and attorneys’ fees, to the fullest extent permitted under the MGCL. Section 2-418 of the MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the directors or officers in connection with any proceeding to which they may be made a party by reason of their service in such capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to such proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.
     The directors and officers of the Company are entitled to the benefits of liability insurance maintained by the Company for certain losses arising from claims or charges made against any officer or director in connection with his or her service in such capacity.
     The Eleventh Amended and Restated Agreement of Limited Partnership of First Industrial, L.P. contains provisions indemnifying the Company and its officers, directors and stockholders to the fullest extent permitted by the Delaware Revised Uniform Limited Partnership Act.

Item 16. Exhibits

Exhibit
Number	Description
4.1	Amended and Restated Articles of Incorporation of First Industrial Realty Trust, Inc. (incorporated by reference to Exhibit 3.1 of Form 10-Q of First Industrial Realty Trust, Inc. for the fiscal quarter ended June 30, 1996).

4.2	Amended and Restated Bylaws of First Industrial Realty Trust, Inc., dated September 4, 1997 (incorporated by reference to Exhibit 1 of Form 8-K of First Industrial Realty Trust, Inc. dated September 4, 1997, as filed on September 29, 1997).

4.3	Articles of Amendment to First Industrial Realty Trust, Inc.’s Articles of Incorporation, dated June 20, 1994 (incorporated by reference to Exhibit 3.2 of Form 10-Q of First Industrial Realty Trust, Inc. for the fiscal quarter ended June 30, 1996).

4.4	Articles of Amendment to First Industrial Realty Trust, Inc.’s Articles of Incorporation, dated May 31, 1996 (incorporated by reference to Exhibit 3.3 of Form 10-Q of First Industrial Realty Trust, Inc. for the fiscal quarter ended June 30, 1996).

4.5	Rights Agreement, dated as of September 16, 1997, between First Industrial Realty Trust, Inc. and First Chicago Trust Company of New York, as Rights Agent (incorporated by reference to Exhibit 99.1 of Form 8-A12B of First Industrial Realty Trust, Inc. filed on September 24, 1997).

5.1*	Opinion of Cahill Gordon & Reindel llp, counsel to the registrant, as to the legality of the securities being registered.

5.2*	Opinion of McGuireWoods LLP, counsel to the registrant, as to the legality of the securities being registered.

8.1*	Opinion of Cahill Gordon & Reindel llp, counsel to the registrant, as to certain tax matters.

10.1	Eleventh Amended and Restated Limited Partnership Agreement of First Industrial, L.P. dated August 21, 2006 (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K of First Industrial Realty Trust, Inc. dated August 21, 2006).

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consents of Cahill Gordon & Reindel llp (included in Exhibits 5.1 and 8.1).

23.3*	Consent of McGuireWoods LLP (included in Exhibit 5.2).

24.1*	Power of Attorney (included on the signature pages hereto).

*	Filed herewith.

Item 17. Undertakings.
The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
Provided, however, that the undertakings set forth in paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrants pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
     (i) If the registrant is relying on Rule 430B:
     (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
     (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
     (5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
     The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
     (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or their securities provided by or on behalf of the undersigned registrant; and
     (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     (b) That, for purposes of determining any liability under the Securities Act of 1933, filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling persons of each of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on April 30, 2007.

FIRST INDUSTRIAL REALTY TRUST, INC.

By:	/s/ Michael J. Havala
Name: Michael J. Havala
Title: Chief Financial Officer
POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael W. Brennan and Michael J. Havala, and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-3, to sign any and all post-effective amendments to this Registration Statement on Form S-3 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with such matters, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Michael W. Brennan	President, Chief Executive Officer and	April 30, 2007
Michael W. Brennan	Director (Principal Executive Officer)

/s/ Michael J. Havala	Chief Financial Officer	April 30, 2007
Michael J. Havala	(Principal Financial Officer)

/s/ Scott A. Musil	Chief Accounting Officer	April 30, 2007
Scott A. Musil	(Principal Accounting Officer)

/s/ Jay H. Shidler	Director	April 30, 2007
Jay H. Shidler

/s/ Michael G. Damone	Director	April 30, 2007
Michael G. Damone

/s/ Kevin W. Lynch	Director	April 30, 2007
Kevin W. Lynch

Signature	Title	Date

/s/ Robert D. Newman	Director	April 30, 2007
Robert D. Newman

/s/ John Rau	Director	April 30, 2007
John Rau

/s/ Robert J. Slater	Director	April 30, 2007
Robert J. Slater

/s/ W. Ed Tyler	Director	April 30, 2007
W. Ed Tyler

/s/ J. Steven Wilson	Director	April 30, 2007
J. Steven Wilson

EXHIBIT INDEX

Exhibit
Number	Description
4.1	Amended and Restated Articles of Incorporation of First Industrial Realty Trust, Inc. (incorporated by reference to Exhibit 3.1 of Form 10-Q of First Industrial Realty Trust, Inc. for the fiscal quarter ended June 30, 1996).

4.2	Amended and Restated Bylaws of First Industrial Realty Trust, Inc., dated September 4, 1997 (incorporated by reference to Exhibit 1 of Form 8-K of First Industrial Realty Trust, Inc. dated September 4, 1997, as filed on September 29, 1997).

4.3	Articles of Amendment to First Industrial Realty Trust, Inc.’s Articles of Incorporation, dated June 20, 1994 (incorporated by reference to Exhibit 3.2 of Form 10-Q of First Industrial Realty Trust, Inc. for the fiscal quarter ended June 30, 1996).

4.4	Articles of Amendment to First Industrial Realty Trust, Inc.’s Articles of Incorporation, dated May 31, 1996 (incorporated by reference to Exhibit 3.3 of Form 10-Q of First Industrial Realty Trust, Inc. for the fiscal quarter ended June 30, 1996).

4.5	Rights Agreement, dated as of September 16, 1997, between First Industrial Realty Trust, Inc. and First Chicago Trust Company of New York, as Rights Agent (incorporated by reference to Exhibit 99.1 of Form 8-A12B of First Industrial Realty Trust, Inc. filed on September 24, 1997).

5.1*	Opinion of Cahill Gordon & Reindel llp, counsel to the registrant, as to the legality of the securities being registered.

5.2*	Opinion of McGuireWoods LLP, counsel to the registrant, as to the legality of the securities being registered.

8.1*	Opinion of Cahill Gordon & Reindel llp, counsel to the registrant, as to certain tax matters.

10.1	Eleventh Amended and Restated Limited Partnership Agreement of First Industrial, L.P. dated August 21, 2006 (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K of First Industrial Realty Trust, Inc. dated August 21, 2006).

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consents of Cahill Gordon & Reindel llp (included in Exhibits 5.1 and 8.1).

23.3*	Consent of McGuireWoods LLP (included in Exhibit 5.2).

24.1*	Power of Attorney (included on the signature pages hereto).

*	Filed herewith.